                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No. 1      )*


                                    NetStaff, Inc.
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                                   (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)


                                    64116H 10 9
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                                   (CUSIP Number)

                                    Patrick Rylee
                           c/o NetStaff, Inc. 168 South Park
                               San Francisco, CA 94107
                                   (415) 908-1000
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                 November 5, 1999
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  4 Pages)


--------------------------------
     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  64116H 10 9                       Page   2   of    4   Pages
          ------------                            -----     -----
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Patrick Rylee

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 4,273,393
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              4,273,393
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,273,393
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.7% (1)
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the 13,500,000 outstanding shares of Common Stock of the Issuer on September 15, 1999.

ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by Netstaff, Inc., an Indiana corporation (the "Company"), whose principal executive offices are located at 168 South Park, San Francisco, CA 94107.

ITEM 2. Identity and Background.

        This statement is filed by Patrick Rylee, an individual whose business address is c/o NetStaff, Inc., 168 South Park, San Francisco, CA 94107.
Mr. Patrick Rylee became Director, President and Chief Executive Officer of the Company when NetStaff, Inc. merged into the Company on September 15, 1999. Prior to the merger, Mr. Rylee was founder, President, and CEO of NetStaff, Inc. since its formation in June 1996. Prior thereto, he was National Sales Director for Quality International, a software company specializing in search and retrieval software for the staffing industry. From 1990 to 1993, he was the National sales Director at TempFunds America, a finance company specializing in receivables financing for the temporary help industry.

       The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a US citizen.

ITEM 3. Source and Amount of Funds or Other Considerations.

        The shares were issued to the Reporting Person who is the founder of NetStaff, Inc. which was merged into the Company in September 1999 and the Company subsequently changed its name to NetStaff, Inc. As a result of a Stock Exchange Agreement each share of common stock of NetStaff was converted into 5.0943 shares of common stock of the Company.

ITEM 4, Purpose of Transaction.

        The purpose of the transaction in the stock is for the control of the Company. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The present board of directors plans to increase the number of directors from two persons to four persons. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (c) and (e) or in Paragraphs (g) through
(j), of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 4,273,393 shares of the Company's Common Stock, comprising approximately 31.7% of the shares outstanding. The percentage used herein is calculated based upon the 13,500,000 shares of Common Stock of the Company stated by the Company as issued and outstanding as of September 15, 1999, as stated in Form 8-K/A dated October 4, 1999. The Reporting Person has sole voting power and sole dispositive powers of 4,273,393 shares. The Reporting Person has not effected any other transaction in the shares of the Common Stock since October 20, 1999 except for the dispositon of shares of Common Restricted Shares transferred as follows:


       DATE       # OF SHARES        PRICE PER SHARE
    11-5-1999      1,000               $ 0.00          Private Transaction


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000
      ----------------------


                          /s/ Patrick Rylee
                            ---------------
                             Patrick Rylee